Final Term Sheet

Filed pursuant to Rule 433

Dated November 15, 2006,

Relating to Preliminary Prospectus Supplement

dated November 15, 2006 to

Registration Statement No. 333-138548

Pricing Term Sheet

Issuer:	Sprint Nextel Corporation

Security:	6.0% Notes due 2016

Size:	$2,000,000,000

Maturity Date:	December 1, 2016

Coupon:	6.0%

Price to Public:	99.618% of face amount

Yield to maturity:	6.051%

Spread to Benchmark Treasury:	1.43%

Benchmark Treasury:	4.625% due November, 2016

Benchmark Treasury Yield:	4.621%

Interest Payment Dates:	December 1 and June 1, commencing June 1, 2007

Redemption Provisions:

Make-whole call:	At any time, at a discount rate of Treasury plus 30 basis points

Settlement:	November 20, 2006

CUSIP / ISIN:	852061AD2 / US852061AD21

Joint Book-Running Managers:	Banc of America Securities LLC Citigroup Global Markets Inc. J.P. Morgan Securities Inc.

Senior Co-Managers:	Barclays Capital Inc. Bear, Stearns & Co. Inc. Goldman, Sachs & Co. Greenwich Capital Markets Inc. Lehman Brothers Inc. Lazard Capital Markets LLC Wachovia Capital Markets, LLC

Co-Managers:	Daiwa Securities America Inc. Deutsche Bank Securities Inc. The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Banc of America Securities LLC by telephone (toll free) at 1-800-294-1322 or by email at dg.prospectus_distribution@bofasecurities.com, by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-877-858-5407 or by contacting J.P. Morgan Securities Inc. (collect) at 212-834-4533.